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                             December 21, 2021

       Chad Bradford
       Interim Chief Financial Officer
       Elevate Credit, Inc.
       4150 International Plaza, Suite 300
       Fort Worth, Texas 76109

                                                        Re: Elevate Credit,
Inc.
                                                            Form 10-K filed
February 26, 2021
                                                            Form 10-Q filed
November 5, 2021
                                                            File No. 001-37680

       Dear Mr. Bradford:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Consolidated Financial Statements
       Notes to the Consolidated Financial Statements
       Note 14 - Commitments, Contingencies and Guarantees, page 144

   1. We note your disclosure related to the materiality of your legal contingencies on page F-
                                                        144. In accordance with
ASC 450-20-50, please tell us, and revise future filings to
                                                        disclose, the following
information for your legal contingencies in the aggregate or individually:

                                                              The amount or
range of reasonably possible losses in addition to amounts accrued; or
                                                              That reasonably
possible losses cannot be estimated; or
                                                              That any
reasonably possible losses in addition to the amounts accrued are not material to your
financial statements.
 Chad Bradford
Elevate Credit, Inc.
December 21, 2021
Page 2
Form 10-Q for the quarterly period ended September 30, 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 4 - Variable Interest Entities, page 25

2. Please provide us with and revise future filings to disclose quantitative information for each VIE including revenue, gross profit and net income. Refer to paragraphs 5A.d. and
         2AA.d. of ASC 810-10-50 for guidance.
3. Please provide us with and revise future filings to include an enhanced description of the terms of the arrangements with each VIE, including how the credit premium you receive is calculated. Please also provide us with and enhance future filings to better describe the purpose for which each VIE was created from the perspective of both the Company and third-party investors. Refer to ASC 810-10-50-5A.d. for guidance.
4. Please tell us in detail why you do not recognize a non-controlling interest related to the ownership interests in the VIE. In future filings, please clearly disclose which entity receives the expected losses and expected residual returns.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Benjamin Phippen at (202) 551-3697 or Mike Volley at
(202) 551-3437
with any questions.



FirstName LastNameChad Bradford                                 Sincerely,
Comapany NameElevate Credit, Inc.
                                                                Division of
Corporation Finance
December 21, 2021 Page 2                                        Office of
Finance
FirstName LastName